As filed with the Securities and Exchange Commission on January 20, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CAMBRIDGE DISPLAY TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-4085264
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Cambridge Display Technology Limited

2020 Cambourne Business Park

Cambridge CB3 6DW, United Kingdom

011-44-1954-713-600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen Chandler

Secretary

Cambridge Display Technology, Inc.

c/o Cambridge Display Technology Limited

Building 2020

Cambourne Business Park

Cambridge CB3 6DW, United Kingdom

011 44 1954 713 600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Todd W. Eckland

Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York, New York 10036

(212) 858-1000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $0.01 per share	2,187,500	$10.45	$22,859,375	$2,446
Common Stock, par value $0.01 per share(2)	656,250	$10.45(3)	$6,857,813(3)	$734

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the average of the high and low prices on the Nasdaq National Market on January 12, 2006.

(2)	Issuable upon exercise of warrants. Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also covers such additional number of shares of common stock as may be issuable from time to time as a result of a stock split, stock dividend, recapitalization, exchange or similar event, including such number of shares of common stock as may be issued upon the reclassification of any of the foregoing.

(3)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(g) under the Securities Act of 1933, based upon the average of the high and low prices on the Nasdaq National Market on January 12, 2006.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated January 20, 2006

Prospectus

Cambridge Display Technology, Inc.

2,843,750 Shares of Common Stock

This prospectus relates to the sale of shares of our common stock previously issued by us in a private placement transaction to the selling stockholders identified in this prospectus, as well as shares of our common stock issuable upon the exercise of related warrants. We will not receive any proceeds from the sale of the shares by the selling stockholders.

For a description of the plan of distribution of the shares, see “Plan of Distribution” below.

Shares of our common stock are quoted on the Nasdaq National Market under the symbol “OLED.” On January 19, 2006, the last reported sale price of our common stock was $10.02 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on page 4 of this prospectus.

The date of this prospectus is                     , 2006

Our principal executive offices are located at the offices of our principal U.K. subsidiary, Cambridge Display Technology Limited, Building 2020, Cambourne Business Park, Cambridge CB3 6DW, United Kingdom. Our telephone number is 011 44 1954 713 600. Our website address is www.cdtltd.co.uk. The information on our website is not incorporated by reference in and is not otherwise intended to be part of this prospectus. We have included our website address as an inactive textual reference only. Unless stated or the context otherwise requires, references in this prospectus to “our company,” “we,” “us” and “our” refer to Cambridge Display Technology, Inc. and its subsidiaries, unless the context otherwise requires.

This prospectus, including the documents incorporated by reference herein, contains references to a number of trademarks that are registered trademarks of ours or our affiliates or trademarks for which we or our affiliates have pending registration applications or common law rights. These include P-OLED, CDT, Cambridge Display Technology and Sumation.

You should rely only on the information in this prospectus, including the documents incorporated by reference herein. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction in which the offer or sale is not permitted. The information in this prospectus, including the information incorporated by reference herein, is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights selected features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” including the information incorporated by reference herein, before making an investment decision. See “Where You Can Find More Information.”

Our Company

We are a pioneer in the development of Polymer Organic Light Emitting Diodes, or P-OLEDs, and their use in next-generation flat panel displays and other applications. P-OLEDs are part of the family of Organic Light Emitting Diodes, or OLEDs, which are thin, lightweight and power efficient devices that emit light when an electric voltage is applied. Our P-OLEDs offer an enhanced visual experience and superior performance characteristics compared to other flat panel display, or FPD, technologies such as liquid crystal display, or LCD. We believe we hold the most extensive and significant intellectual property, or IP, portfolio for P-OLED materials and devices, including the fundamental patents for the use of polymers in electroluminescent devices, essential for use in P-OLED displays and other applications.

Our objective is to establish P-OLEDs as the leading technology for the FPD industry through the use of our extensive IP portfolio, manufacturing process and engineering expertise and commercialization partnerships. Our business model is focused on licensing our P-OLED and related technologies to FPD manufacturers on a non-exclusive basis and not on manufacturing or selling products that incorporate our technologies. We believe this approach best enables us to capitalize on our IP position, generating license fees and royalty payments from sales by third parties of devices using our IP or P-OLED materials. Our business model allows us to concentrate on our core strengths of technology development and innovation, while at the same time providing significant operating leverage.

We have established a 50/50 joint venture with Sumitomo Chemical Company of Japan, which is engaged in research, development and commercialization of polymer materials that are necessary for the manufacture of P-OLED displays.

We are also targeting leading display manufacturers as potential licensees of our P-OLED IP and have already licensed our technology to leading international companies such as Dai Nippon Printing, Delta Optoelectronics, DuPont Displays, OSRAM Opto Semiconductors, Royal Philips Electronics, or Philips, and Seiko Epson for display manufacture. Several products that incorporate our licensed P-OLED technology in their small-area displays, have been introduced into the commercial marketplace, including an MP3 player with a Delta Optoelectronics display and medical devices and a range of point-of-purchase and other promotional items with OSRAM Opto Semiconductors displays. To date, all of the commercially sold products that incorporate our P-OLED technology have been small monochrome displays. A number of our licensees and development partners have demonstrated larger, full-color displays using P-OLED technology and have announced intentions to commercialize these and other products in 2007.

We were founded in 1992 as a company organized under the laws of England and Wales by two of the inventors of our fundamental P-OLED technology, with the support of the University of Cambridge. Our principal executive offices are located at the offices of our principal U.K. subsidiary, Cambridge Display Technology Limited, Building 2020, Cambourne Business Park, Cambridge, CB3 6DW, United Kingdom. Our phone number is 011 44 1954 713 600. Our website is located at www.cdtltd.co.uk. The information on our website is not incorporated into and is not intended to be part of this prospectus.

The Offering

Common stock offered by selling stockholders	2,843,750 shares, including 656,250 shares issuable upon the exercise of warrants to purchase shares of our common stock held by the selling stockholders (subject to adjustment pursuant to the terms of the warrants)

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock in this offering but may receive proceeds from the exercise of the warrants. Any proceeds will be used for general corporate purposes, including, but not limited to, capital expenditures, investments in subsidiaries, working capital, repurchases of shares of our outstanding common stock, potential acquisitions and other business opportunities.

Nasdaq National Market symbol	OLED

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties and all other information contained or incorporated by reference in this prospectus before you purchase our common stock. The risks and uncertainties described below are not the only ones facing our company. There may be additional risks that we presently do not know or that we currently believe are immaterial that could also impair our business or financial condition. Any of the following risks, either alone or taken together, could materially and adversely, affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

We have a history of losses, do not expect to be profitable in the foreseeable future and may never be profitable.

Since inception, we have generated limited revenues while incurring significant losses. We expect to incur losses for the foreseeable future until such time, if ever, as we are able to achieve sufficient levels of revenue from the commercial exploitation of our P-OLED technology to support our operations. You should note that:

•	P-OLED technologies may never be broadly commercially adopted;

•	markets for FPD using P-OLED technologies may be limited; and

•	we may never generate sufficient revenues from the commercial exploitation of our P-OLED technology to become profitable.

We license our P-OLED technology to P-OLED materials manufacturers and display manufacturers, which then incorporate our technology into the materials and products they sell. Even if we and our display manufacturer licensees develop commercially viable applications for our P-OLED technologies, we may never recover our research and development expenses. We had net losses of $22.8 million, $22.6 million (exclusive of the effect of an accounting change) and $24.0 million for the years ended December 31, 2003 and December 31, 2004 and the nine months ended September 30, 2005, respectively, and as of September 30, 2005, we had an accumulated deficit of $177.9 million. We expect to report net losses in future periods. We cannot predict what impact continued net losses might have on our ability to finance our operations in the future or on the market value of our common stock.

Because we are at an early stage of development and have a limited operating history, our future results are unpredictable.

Our future success is uncertain because we have a limited operating history and face many risks and uncertainties. If we are unsuccessful in addressing these risks and uncertainties, we may be unable to generate sufficient revenue growth to support ongoing operations. We were formed in 1992 to research and develop P-OLED technology. We began licensing P-OLED technology to original equipment manufacturers, or OEMs, in 1996, and in 2002 this technology was initially commercialized. Accordingly, there is only a limited amount of past experience upon which to evaluate our business and prospects, and a potential investor should consider the challenges, expenses, delays and other difficulties involved in the development of our business, including the continued development of our P-OLED technology, refinement of processes and components for commercial products using our P-OLED technology, formation of additional commercial relationships and achievement of market acceptance for products using P-OLED technology.

If our P-OLED technology is not feasible for broad-based product applications, we may never generate revenues sufficient to support ongoing operations.

Before display manufacturers will agree to use our P-OLED technology for wide-scale commercial production, they will likely require us to demonstrate to their satisfaction that our P-OLED technology is feasible for their particular product applications. This, in turn, would require additional advances in our research and development efforts, as well as those of others, for applications in a number of areas, including:

•	device reliability;

•	the development of P-OLED materials with sufficient lifetimes, brightness and color coordinates for full-color P-OLED displays in more demanding applications, such as televisions; and

•	issues related to scalability and cost-effective fabrication technologies for product applications.

Currently, P-OLED displays are being used or have been used or tested for small- to medium-sized product applications such as mobile phones, PDAs, or personal digital assistants, digital cameras and camcorders (including electronic viewfinders), portable DVD players, electric shavers, MP3 players, in-car entertainment and navigation displays and other applications. P-OLED displays have not yet been commercially introduced in larger applications such as laptop computers, desktop computer monitors or televisions other than in prototypes. To date, we have not attained the service lifetimes required by the manufacturers of these more demanding larger applications.

Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, for example, unexpected technical problems or the possible insufficiency of funds for completing development of these products. Technical problems may result in delays in the implementation of our technologies in specific applications and cause us to incur additional expenses that would increase our losses. If we cannot complete research and development of our P-OLED technology successfully, or if we experience delays in completing research and development of our P-OLED technology for use in potential commercial applications, particularly after incurring significant expenditures, our business may fail.

Even if our P-OLED technology is technically feasible, it may not be adopted by display manufacturers.

The potential size, timing and viability of market opportunities targeted by us through our display manufacturer licensees are uncertain at this time. Market acceptance of our P-OLED technology will depend, in part, upon this technology providing benefits comparable to or greater than those provided by cathode ray tube display and LCD technology (the current standard display technologies) at an advantageous cost to manufacturers, and the adoption of products incorporating this technology by consumers.

Display manufacturers make the determination during their product development programs whether to incorporate our P-OLED technology or pursue other alternatives, and they may be forced to make significant investments of time and cost well before they introduce their products incorporating our technology to the consumer market and before they can be sure that they will generate any significant sales to recover their investment. Moreover, certain existing licensees and potential licensees of our P-OLED technology currently manufacture FPDs using competing technologies, and they may, therefore, be reluctant to redesign their products or manufacturing processes or invest in new or converted facilities to incorporate our P-OLED technology.

During a display manufacturer licensee’s entire product development process, we face the risk that our technology will fail to meet our licensee’s technical, performance or cost requirements or will be replaced by a competing product or alternative technology. For example, we are aware that some of our licensees have entered into arrangements with our competitors regarding the development of competing technologies, including the potential production of OLED displays by ink jet printing using phosphorescent materials. Even if we offer technology that is satisfactory to a display manufacturer licensee, they may choose to delay or terminate their product development efforts for reasons unrelated to our technology. The occurrence of any of these events would adversely affect our royalty revenues and may make it difficult to attract additional licensees.

There are alternatives to P-OLEDs for FPDs, which may limit our ability to commercialize our P-OLED technology.

The FPD market is currently, and will likely continue to be for some time, dominated by displays based on LCD technology. Numerous companies have made and are continuing to make substantial investments in, and are conducting research to improve the characteristics of, LCDs. Several other FPD technologies have been, or are being, developed, including technologies for the production of field emission, inorganic electroluminescence and gas plasma. Advances in LCD technology or any of these other technologies may overcome their current limitations and permit them to remain or become more attractive technologies for FPDs, either of which could limit the potential market for FPDs using our P-OLED technology. This, in turn, would cause display manufacturers to avoid entering into commercial relationships with us or to renegotiate, terminate or not renew their existing relationships with us, which may cause our business strategy to fail.

Other OLED technologies may be more successful than ours, which may limit the commercial adoption of our P-OLED technology.

Other companies have developed OLED technologies that differ from and compete with our P-OLED technology. Certain of these competing OLED technologies entered the marketplace prior to ours and may become entrenched in the flat panel industry before our P-OLED technologies have a chance to become widely adopted. Moreover, competitors may succeed in developing new OLED technologies or new manufacturing techniques that are more cost-effective or have fewer limitations than our P-OLED technology or other existing OLED technologies. If our P-OLED technology is unable to capture a substantial portion of the OLED display market, our business strategy may fail.

Because we do not manufacture or sell any products to end users, we depend on the manufacturing capabilities of our display manufacturer licensees. Any difficulties or delays affecting their manufacturing processes or any decision to terminate or reduce their display manufacturing businesses could harm our business.

We license our P-OLED technology to display manufacturers, who then incorporate our technology into the products that they sell. Because we do not manufacture any commercial products, our success depends on the ability and willingness of our licensees to develop, manufacture and sell commercial products integrating our technology. Any significant disruption or increase in cost of the manufacturing processes of our display manufacturer licensees or a decision by any of our display manufacturer licensees to terminate or reduce their efforts to manufacture or sell displays would adversely affect our royalty revenues and thus our business.

Philips has discontinued manufacture of monochrome P-OLED displays and has sold its P-OLED manufacturing development facility to OTB of the Netherlands. We have recognized $543,000 (which includes $533,000 recognized by Litrex Corporation, or Litrex, our former 50%-owned joint venture), $33,000 and $70,000 in revenues from Philips in, respectively, fiscal years 2002, 2003 and 2004 and $16,000 for the nine months ended September 30, 2005. We do not expect that Philips will pay us significant royalties in the near future. We do not expect these actions to have any material impact on our financial results in fiscal year 2005. Philips has retained its license from us to manufacture P-OLED display and lighting devices.

Mass production of P-OLED displays will require the availability of suitable manufacturing equipment, components and materials. Equipment is currently available for many of the required process steps, but the processes and equipment that will be required to deposit P-OLED materials for large-sized, full-color displays are still under development. High precision ink jet printing equipment that could be used to deposit P-OLED materials is being developed by some companies, but, to our knowledge, is only being made available for sale at this time by Litrex. The availability of suitable ink jet printing equipment will be contingent on the continued technical success of and sufficient funding for Litrex’s or another manufacturer’s development program. In addition, certain of the components, such as low temperature poly silicon backplanes, used in the production of our licensees’ display products are available only from a limited number of suppliers.

If display manufacturers are unable to obtain ink jet printing or other suitable P-OLED deposition equipment or are unable to source other key equipment for the manufacture of large panel sizes or, if they experience unexpected difficulties, expenses or delays with respect to additional required technologies, components or other materials, they may experience increased costs or manufacturing delays and may not be able to manufacture larger-sized, full-color P-OLED displays or may exit the display manufacturing business entirely. This would adversely affect our license fees or royalty payments from them, and we may not be able to increase our revenues and achieve profitability.

We expect to derive an increasing portion of our revenues from royalties on sales of products commercialized by our licensees that incorporate our technology. Our display manufacturer licensees operate in a highly competitive environment, and they may not be able to achieve and sustain market position. If they fail to compete successfully, our royalties will decrease or be eliminated.

Because we do not sell any products to end-users, our success depends upon the ability and continuing willingness of our display manufacturer licensees to market commercial products integrating our technology and the widespread acceptance of those products. Any slowdown in the demand for our licensees’ products would adversely affect our royalty revenues and thus our business. The markets for our display manufacturer licensees’ products are highly competitive, with pressure on prices and profit margins due largely to additional and growing capacity from FPD industry competitors. The principal elements affecting our licensees’ competitive performance in the market for end-user products include their abilities to:

•	access required capital;

•	conduct research and development;

•	reduce time-to-market;

•	reduce production costs;

•	offer a competitive price;

•	offer attractive product features and quality;

•	offer customer service, including product design support; and

•	provide sufficient quantity of products to fulfill end-user demand.

Success in the market for end-user products that may integrate our P-OLED technology also depends on factors beyond the control of our licensees and us, including the cyclical and seasonal nature of the end-user markets that our licensees serve, as well as industry and general economic conditions. If our licensees fail or otherwise reduce their efforts to commercialize products that incorporate our technology or exit the display manufacturing business entirely, our business strategy may fail.

Many of our competitors have greater resources, which may make it difficult for us to compete successfully against them.

The FPD industry is characterized by intense competition. Many of our LCD and OLED competitors have better name recognition and greater financial and personnel resources and technical, marketing and research capabilities than us, and because of these differences, we may never be able to compete successfully in the FPD market.

LCD is currently the dominant technology in the FPD market. Many of the leading LCD panel manufacturers, such as AU Optronics, Chunghwa Picture Tubes, LG, Philips, Samsung Electronics and Sharp, are large, established companies with global marketing capabilities, widespread brand recognition and extensive financial resources.

Eastman Kodak Company is our principal competitor in the OLED industry, with several licensees already in commercial production of displays incorporating its passive matrix small molecule OLED, or SMOLED, technology.

The leading LCD panel manufacturers, who use competing technologies but are also potential licensees of our P-OLED technology, are considerably larger and more established companies, and they have global marketing capabilities and substantially greater financial resources to devote to research and development than we have. If our technology does not compete effectively with these and other display technologies, our business strategy may fail.

If our materials supplier licensees fail to make advances in their research, or if they exit that business or otherwise terminate or elect not to renew their relationships with us, we might not succeed in commercializing our P-OLED technology.

Research and development of commercially viable applications for our P-OLED technology depends substantially on the success of work relating to P-OLED materials, including resolution of issues relating to materials lifetimes and efficiencies at the brightness levels required for large panel applications. We cannot be certain that we or our materials supplier licensees will make sufficient additional advances in the research and development of P-OLED materials to satisfy these requirements. Moreover, if our materials supplier licensees are unable to meet the requirements of our display manufacturer licensees, or if they exit the P-OLED materials supply business or otherwise terminate or elect not to renew their relationships with us and no viable successor can be found, our business strategy may fail.

If we cannot form and maintain lasting business relationships with P-OLED display manufacturers, our business strategy will fail.

Our business strategy depends upon our development and maintenance of commercial licensing relationships with high-volume manufacturers of P-OLED displays. As of September 30, 2005, we had entered into nine licenses with display manufacturers, and we have seven other relationships with manufacturers that are limited to technology development and the evaluation of our P-OLED technology for possible use in commercial production. Any of these relationships may fail to result in the display manufacturers entering into a licensing arrangement or, subsequently, commercial production, as applicable, of devices using our P-OLED technology on a scale sufficient for our business strategy to succeed. Moreover, if a licensee is no longer using our technology, it can generally terminate the license agreement upon notice and without further payment to us.

Under our existing technology development and evaluation agreements, we are working with display manufacturers to incorporate our technology into their products for the commercial production of P-OLED displays. However, these technology development and evaluation agreements typically last for limited periods of time, and these relationships may never lead to development of products and entry into license agreements.

Currently, and for the foreseeable future, a significant portion of our revenues are and will be derived from a concentrated number of licensees. In 2003, 2004 and the first nine months of 2005, ten, five and two customers accounted for, respectively, 74%, 66% and 64% of our revenues. Furthermore, in 2003, 2004 and the first nine months of 2005, two, four and two licensees accounted individually for more than 10% of our revenues. Our future success will depend upon our ability to establish and maintain relationships with key licensees and to attract new licensees. If our royalty revenues continue to be derived from a few licensee relationships, our operating results will be harmed if those licensees experience operating difficulties or curtail or terminate their use of our licensed technology, and we are not able to obtain replacement royalty sources. Replacement royalty sources may be difficult to obtain because of the lengthy periods required to attract and sign-up new licensees and have them enter commercial production.

Our ability to enter into additional commercial licenses, or to maintain our existing technology development and evaluation relationships, may require us to make financial or other commitments. We might not be able, for financial or other reasons, to enter into or continue these relationships on commercially acceptable terms or at all. Failure to do so would cause our business strategy to fail.

Conflicts may arise with our licensees or joint development partners, resulting in renegotiation or termination of, or litigation related to, our agreements with them. This would adversely affect our revenues.

Conflicts could arise between us and our licensees or joint development partners as to royalty rates, milestone payments or other commercial terms. Similarly, the parties may disagree as to which party owns or has the right to commercialize intellectual property that is developed during the course of the relationship or as to other non-commercial terms. If such a conflict were to arise, a licensee or joint development partner might attempt to compel renegotiation of certain terms of their agreement or terminate their agreement entirely, and we might lose the royalty revenues and other benefits of the agreement. Either we or the licensee or joint development partner might initiate litigation to determine commercial obligations, establish intellectual property rights or resolve other disputes under the related agreements. Such litigation could be costly to us and require substantial attention of management. If we were unsuccessful in such litigation, we could lose the commercial benefits of the agreement, be liable for other financial damages and suffer losses of intellectual property or other rights that are the subject of dispute. Any of these adverse outcomes could cause our business strategy to fail. Some of our licenses contain “most favored nation” provisions. These provisions give licensees the right to reduced royalty rates or refunds of upfront fees in the event that we issue new licenses that have more favorable upfront fee or royalty rates than the existing licenses that contain these “most favored nation” provisions, but are otherwise similar in their terms.

If we do not receive additional financing in the future, we might not be able to continue the research, development and commercialization of our P-OLED technology.

Our capital requirements have been, and will continue to be, significant. Substantial additional funds will be required in the future to maintain current levels of expenditure for research, development and commercialization of our P-OLED and related technologies, to obtain and maintain patents and other intellectual property, or IP, rights in these technologies, as well as for working capital and other purposes, the timing and amount of which are difficult to forecast. Our total research and development expenditures were $16.8 million in 2003, $14.2 million in 2004 and $12.3 million for the nine months ended September 30, 2005. Our cash on hand will not be sufficient to meet all of our future needs. When we need additional funds, such funds may not be available on commercially reasonable terms or at all. If we cannot obtain more money when needed, we might be forced to cut back our current activities and our business might fail. In July 2004, we secured a line of credit in a maximum amount of $15.0 million, of which $0.5 million may not be borrowed, available for one year and extendible for up to two additional years to meet our short term capital requirements. There are financial costs associated with maintaining and accessing this facility. In addition, any borrowing under this facility is secured by a letter of credit issued by Wells Fargo Bank, the reimbursement obligations of which are secured by our IP portfolio and results in the imposition of certain financial and operating restrictions by the lender. We renewed this line of credit for an additional one year in July 2005. Following the raising of additional capital in December 2005, as described below, we have begun to renegotiate the terms of the arrangement with the providers of this line of credit.

In December 2005, we sold an aggregate of 2,187,500 shares of our common stock, together with warrants to purchase up to an additional 656,250 shares of our common stock, to various institutional and other accredited investors, generating gross proceeds of approximately $17.5 million. In addition, we may obtain an additional $7.875 million from the issuance of our common stock upon the exercise of the warrants. At December 31, 2005, our cash balance was $31.2 million.

In November 2005, we completed the sale of Litrex to Ulvac, Inc. of Japan. Under the terms of this agreement, Ulvac is obligated to continue to support Litrex’s development of ink jet printers for the display manufacturer industry. If it does not fulfill this obligation, we may exercise our rights under a fallback license to obtain the necessary IP to develop, manufacture and supply ink jet printing equipment for use by manufacturers using our P-OLED technology independent of Litrex. In any such circumstance, we may incur substantial additional costs in order to ensure that ink jet printing equipment is made available for P-OLED display manufacturers. We have the right, but no obligation, to fund ink jet printing development programs at Litrex and may incur costs in doing so if we believe this is necessary for the furtherance of our P-OLED technology.

If we are unable to meet our currently projected liquidity requirements from our existing resources, we may need to borrow money or issue additional equity or debt securities. We may not be able to borrow money on commercially reasonable terms or at all. If we attempt to raise money in an offering of shares of our common stock, preferred stock, warrants or debt securities, or if we engage in acquisitions involving the issuance of such securities, our then-existing stockholders may be diluted. If we are unable to obtain required financing or reasonable terms, our business may fail.

We or our licensees may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to our patent and other intellectual property rights.

In recent years, there has been significant litigation involving patents and other IP rights in many technology-related industries, including our own. Until recently, many patent applications were retained in secrecy by the United States Patent Office until and unless a patent issued. As a result, there may be United States patent applications pending that may be infringed by the use of our technology or a part thereof, thus substantially interfering with the future conduct of our or our licensees’ business. In addition, there may be issued patents in the United States or other countries that are pertinent to our or our licensees’ business of which we are not aware. Our licensees could be sued by other parties for patent infringement in the future. Such lawsuits could subject them to liability for damages or require our licensees to obtain additional licenses that could increase the cost of their products, which might have an adverse affect on their sales and thus our royalties or cause them to seek to renegotiate our royalty rates.

In addition, in the future we may assert our IP rights by instituting legal proceedings against others. We cannot assure you that we will be successful in enforcing our patents in any lawsuits we may commence. Defendants in any litigation we may commence to enforce our patents may attempt to establish that our patents are invalid or are unenforceable. Thus, any patent litigation we commence could lead to a determination that one or more of our patents are invalid or unenforceable. If a third party succeeds in invalidating one or more of our patents, that party and others could compete more effectively against us. Our ability to derive licensing revenues from products or technologies covered by these patents could also be adversely affected.

Whether our licensees are defending the assertion of third-party IP rights against their businesses arising as a result of the use of our technology, or we are asserting our own IP rights against others, such litigation can be complex, costly, protracted and highly disruptive to our or our licensees’ business operations by diverting the attention and energies of management and key technical personnel. As a result, the pendency or adverse outcome of any IP litigation to which we or our licensees are subject could disrupt business operations, require the incurrence of substantial costs and subject us or our licensees to significant liabilities, each of which could severely harm our business.

Plaintiffs in IP cases often seek injunctive relief. Any IP litigation commenced against our licensees could force them to take actions that could be harmful to their business and thus to our royalties, including the following:

•	stop selling their products that incorporate or otherwise use technology that contains our allegedly infringing IP;

•	attempt to obtain a license to the relevant third-party IP, which may not be available on reasonable terms or at all; or

•	attempt to redesign their products to remove our allegedly infringing IP to avoid infringement of the third-party IP.

If our licensees are forced to take any of the foregoing actions, they may be unable to manufacture and sell their products that incorporate our technology at a profit or at all. Furthermore, the measure of damages in IP litigation can be complex and is often subjective or uncertain. If our licensees were to be found liable for infringement of proprietary rights of a third party, the amount of damages they might have to pay could be substantial and is difficult to predict. Decreased sales of our licensees’ products incorporating our technology would adversely affect our royalty revenues under existing licenses. Any necessity to procure rights to the third-party technology might cause our existing licensees to renegotiate the royalty terms of their license with us to compensate for this increase in their cost of production or, in certain cases, to terminate their license with us entirely. Were this renegotiation to occur, certain of our license agreements that contain “most favored nation” provisions, requiring that we offer at least as favorable terms to the holder of such a license as we offer to any other licensee, would be affected and we would also receive reduced royalties from those licenses. These developments would also harm our ability to compete for new licensees and would adversely affect the terms of the royalty arrangements we could enter into with any new licensees.

As is commonplace in technology companies, we employ individuals who were previously employed at other technology companies. To the extent our employees are involved in research areas that are similar to those areas in which they were involved at their former employers, we may be subject to claims that such employees or we have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims. The costs associated with these actions or the loss of rights critical to our or our licensees’ business could negatively impact our revenues or cause our business to fail.

If we cannot obtain and maintain appropriate patent and other intellectual property rights protection for our P-OLED technology, our business will suffer.

The value to us of our P-OLED and related technologies is dependent on our ability to secure and maintain appropriate patent and other IP rights protection. Although we own or license many patents covering our technology that have already been issued, there can be no assurance that additional patents applied for will be obtained or that any of these patents, once issued, will afford commercially significant protection for our technology or will be found valid if challenged. Moreover, we have not obtained patent protection for some of our technology in all foreign countries in which P-OLED displays or materials might be manufactured or sold. In any event, the patent laws and enforcement regimes of other countries may differ from those of the United States as to the patentability of our P-OLED and related technologies and the degree of protection afforded.

The strength of our current IP position results primarily from the essential nature of our fundamental patents covering the P-OLED device and its manufacturing process and electroluminescent devices containing conjugated polymers. These patents expire in 2010, 2011 and 2014. While we hold a wide range of additional patents and patent applications whose expiration dates extend (and in the case of patent applications, will extend) well beyond the expiration dates of these fundamental patents, many of which are also of key importance in the OLED industry, none is of an equally essential nature as our fundamental patents, and therefore our competitive position after their expiration may be less compelling.

We may become engaged in litigation to protect or enforce our patent and other IP rights or in International Trade Commission proceedings to abate the importation of goods that would compete unfairly with those of our licensees. In addition, we may have to participate in interference or reexamination proceedings before the U.S. Patent and Trademark office, or in opposition, nullity or other proceedings before foreign patent offices, with respect to our patents or patent applications. All of these actions would place our patents and other IP rights at risk and may result in substantial costs to us as well as a diversion of management attention. Moreover, if successful, these actions could result in the loss of patent or other IP rights protection for the key P-OLED and related technologies on which our business strategy depends.

In addition, we rely in part on unpatented proprietary technology, and others may independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets, know-how and other proprietary information, we require employees, consultants, financial advisors and strategic partners to enter into confidentiality agreements. These agreements may not ultimately provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of those trade secrets, know-how or other proprietary information. In particular, we may not be able to fully or adequately protect our proprietary information as we conduct discussions with potential strategic partners. If we are unable to protect the proprietary nature of our technology, it will harm our business.

We are exposed to currency fluctuations, which may have an adverse effect on us.

A substantial majority of our licensing revenues are denominated in U.S. dollars. These licensing revenues include royalties based on revenues or production costs of our licensees that may be denominated in U.S. dollars or other currencies. Where such revenues or production costs of our licensees are denominated in other currencies, they are converted to U.S. dollars for the purpose of calculating any licensing royalties due to us. Our licensing royalty revenues may decrease as a result of any appreciation of the U.S. dollar against these other currencies. The majority of our current expenditures are incurred in British pounds in order to fund our operations in the United Kingdom. If the U.S. dollar depreciates versus the British pound, additional U.S. dollars will be required to fund our operations in the United Kingdom.

We take out forward currency contracts to cover future projected currency conversions. We engage in hedging activities, but there is no guarantee that these will be successful in reducing the risks to us of our exposure to foreign currency fluctuations and these fluctuations may adversely affect our results of operations, financial condition or cash flows.

We are a holding company with no significant independent operations, and we therefore rely on our subsidiaries to make funds available to us.

We are a holding company with no significant independent operations and no significant assets other than the capital stock of our subsidiaries. We, therefore, will be dependent upon the receipt of dividends or other distributions from our subsidiaries. The declaration of dividends by our subsidiaries will be subject to the discretion of their boards of directors and will depend on a number of factors, including their results of operations, financial condition, liquidity requirements and indebtedness and restrictions imposed by applicable law. Our inability to receive funds from our operating subsidiaries would adversely affect our ability to meet our obligations and to make dividend payments and other distributions, if any, to holders of our common stock.

Due to our significant level of international operations, we are subject to international operational, financial, legal and political risks that may negatively impact our operations.

A substantial part of our operations are in the United Kingdom, and many of our licensees have a majority of their operations in countries other than the United States. Risks associated with our doing business outside of the United States include:

•	compliance with a wide variety of foreign laws and regulations, particularly labor, environmental and other laws and regulations that govern our operations in the United Kingdom;

•	legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

•	economic instability in the countries of our licensees, particularly in the Asia-Pacific region, causing delays or reductions in orders for their products and therefore our royalties;

•	political instability in the countries in which our licensees operate, particularly in South Korea relating to its disputes with North Korea and in Taiwan relating to its disputes with China;

•	difficulties in collecting accounts receivable and longer accounts receivable payment cycles; and

•	potentially adverse tax consequences.

Any of these factors could harm our or our licensees’ existing international operations and business and impair our or our licensees’ ability to continue expanding into international markets.

A significant portion of our assets, certain of our directors and most of our executive officers are located outside of and are not residents of the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process upon such non-resident directors or officers within the United States or to realize against them in the United States upon judgment of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or the securities or blue sky laws of any state or other jurisdiction within the United States. In addition, courts of another country may not enforce judgments of United States courts obtained in actions against us, our directors or our officers predicated upon the civil liability provisions of the United States federal securities laws or the securities or blue sky laws of any state or other jurisdiction within the United States or enforce, in original actions, liabilities against us, our directors or our officers predicated upon the United States federal securities laws or any state securities or blue sky laws.

Our agreements with our licensees and joint development partners are subject to regulation by the European Commission, and particularly to antitrust provisions of such regulations, which could result in fines to us or in those agreements being declared void in whole or in part, either of which would negatively impact our revenues.

Our IP licensing agreements and joint development agreements fall under the antitrust provisions of the Treaty of Rome and related regulations. While our display license agreements are generally non-exclusive and without geographic restriction, and while our licensing and joint development relationships generally represent lower market shares than would result in the application of the regulations’ remedies, any violation of the regulations could result in the anti-competitive provisions or the entire relevant agreement being declared void and unenforceable. In addition, we could be subject to a fine of up to 10% of the income of our worldwide group.

If we cannot keep our key employees or hire other talented persons as we grow, our business might not succeed.

Our performance is substantially dependent on the continued services of senior management, particularly our Chief Executive Officer, who has been principally responsible for establishing and maintaining many of our most important commercial relationships, and our Chief Technology Officer, who was one of the inventors of our fundamental P-OLED technology and helps direct our technology development program, and on our ability to offer competitive salaries and benefits to our employees. We do not carry key person life insurance on any of our senior management or other key personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements in a timely manner or at all, which would seriously harm our business. Additionally, competition for highly skilled technical, managerial and other personnel is intense. We might not be able to attract, hire, train, retain and motivate the highly skilled managers and employees that we might need to be successful. If we fail to attract and retain the necessary technical and managerial personnel, our business will suffer and might fail. We currently have fewer than 130 employees, and we may encounter increasing difficulty in attracting enough qualified personnel as our operations expand and the demand for their services increases. This difficulty could impede the attainment of our research and development objectives and cause our business strategy to fail.

Our Technology Development Center and our research and development laboratories are critical to our success.

Our Technology Development Center in Godmanchester, England and our research and development laboratories are critical to our success. These facilities currently house our principal research, development, engineering and design operations. Our research and development activities involve the controlled use of a small amount of hazardous substances as well as other potentially harmful materials, waste and chemicals, which could cause interruption of our research and development efforts or injury to our employees, resulting in liabilities under federal, state, local or foreign laws or regulations governing the use, storage and disposal of these materials. While to date we have not had any issues relating to the use of hazardous materials, any event that causes a disruption of the operation of these facilities for even a relatively short period of time would adversely affect our ability to conduct research and development operations and to provide technical support for our licensees, which would negatively affect our revenues.

If we acquire or invest in any companies or technologies or enter into joint ventures in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value or have an adverse effect on our results of operations.

We intend to expand our business primarily through internal growth, but from time to time we may consider strategic acquisitions or other investments, as well as joint ventures, to develop P-OLED materials and displays. Any future acquisition, investment or joint venture would involve numerous risks, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating the operations and products of the acquired business;

•	unexpected expenses related to technology integration;

•	exposure to unknown liabilities, including litigation against the companies we may acquire or in which we invest or the joint ventures we form;

•	future losses or failure of the acquired business resulting in the impairment of the carrying value of any investment;

•	additional costs due to differences in culture, geographic locations and duplication of key talent; and

•	potential loss of key employees or customers of the acquired company.

In addition, the failure to complete any such acquisition, investment or joint venture after it has been announced and negotiations commenced may have an adverse effect on our business, including the diversion of our management’s time and attention, the negative impact on our business prospects or a decline in the market price for shares of our common stock.

We have made investments in Add-Vision, Inc., which had a carrying value at September 30, 2005 of $0.9 million, and MicroEmissive Displays, or MED, which is a publicly quoted company in the UK and which, at September 30, 2005, had a fair market value of $0.9 million. These types of investments may result in acquisition-related accounting charges that may affect our balance sheet and results of operations going forward. We may not be successful in addressing these risks or any other problems encountered in connection with any acquisitions or other investments. For example, in June 2005, MED issued a trading statement to the London Stock Exchange in which it reported poor yield in its manufacturing process and a delay in commercialization of its products. Although MED did commence shipment of commercial products in December 2005, if MED is not successful in achieving its business objectives the value of its stock may fall and we might have to write down the value of our investment.

In November 2005, we and Sumitomo Chemical Company Limited, or Sumitomo, entered into a joint venture agreement, which provides for the organization and capitalization of Sumation Company Limited, or Sumation, to develop and supply advanced P-OLED materials and formulated inks for use in commercial P-OLED displays and lighting applications. Although each party to the joint venture agreement has contributed initial working capital to Sumation in exchange for a 50% voting and ownership interest, with an initial two-year budget and any additional funds to be funded equally by each party, the agreement includes provisions for the sale of part or all of our equity stake to Sumitomo at fair market value after a minimum of five years. After the initial two-year period of the joint venture, the parties have agreed to engage in good faith discussions regarding the third and subsequent years. The joint venture agreement may be terminated by either party by mutual written agreement, or by one of the parties in the case of a material breach of the other party. It may also be terminated in the event of the bankruptcy or insolvency of either party, or if a 40% interest is acquired in one party by a direct and substantial competitor of the other joint venture party. The agreement will also terminate if Sumitomo acquires 100% of the shares in Sumation.

Although we already had a strong research relationship with Sumitomo, we believe that the strengthening of our relationship through the formation of this joint venture is the most effective way of accelerating P-OLED material development in the future. There can be no assurance, however, that the joint venture will not be terminated or our interest in Sumation will not be acquired or that we will be successful in addressing the risks described above or any other problems encountered in connection with our joint venture, whether as a result of potential disruption of our ongoing business and distraction or duplication of management and other key talent or additional and unexpected costs and expenses related to technology integration or that could result from cultural differences or as a result of the geographic location of the joint venture in Japan.

Risks Relating to an Investment in our Common Stock

Our operating results may have significant period-to-period fluctuations, which would make it difficult to predict our future performance.

Due to the current stage of commercialization of our technology and the significant development and manufacturing objectives that we and our licensees must achieve to be successful, our quarterly operating results will be difficult to predict and may vary significantly from quarter to quarter.

We believe that period-to-period comparisons of our operating results are not a reliable indicator of our future performance at this time. Among other factors affecting our period-to-period results, our license fees often consist of large one-time payments in the period during which we enter into a new license, followed by smaller recurring payments in later periods, resulting in significant fluctuations in our revenues. If, in some future period, our operating results or business outlook fall below the expectations of securities analysts or investors, our stock price would be likely to decline and investors in our common stock may not be able to resell their shares at or above the price at which they were purchased. Broad market, industry and global economic factors may also materially reduce the market price of our common stock, regardless of our operating performance.

The market price of our common stock may be highly volatile.

The market price of our common stock has been highly volatile, as has been the case with the securities of many other emerging growth companies. Factors such as the following may have a significant impact on the market price of our common stock in the future:

•	our operating results and capital resources;

•	announcements by us or our competitors of technological developments, new product applications or license arrangements; and

•	other factors affecting the FPD and related industries in general.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us.

A few stockholders own significant amounts of our common stock. If the ownership of our common stock continues to be highly concentrated, it will prevent you and other stockholders from influencing significant corporate decisions.

Affiliates of Kelso & Company, or Kelso, and affiliates of Hillman Capital Corporation, or Hillman Capital, beneficially own, respectively, approximately 40% and 20% of the outstanding shares of our common stock. Kelso is also represented on our board. As a result, Kelso and Hillman Capital exercise significant control over matters requiring stockholder approval. The concentrated holdings of Kelso and Hillman Capital may result in the delay or deterrence of possible changes in control of our company, which may negatively impact the market price of our common stock. The interests of these and other of our existing stockholders may conflict with the interests of our other stockholders.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

If we do not comply with registration rights, we may be required to pay substantial penalties to certain holders of our restricted securities.

On December 20, 2005, we entered into a securities purchase agreement with certain institutional accredited investors to sell in a private placement transaction an aggregate of 2,187,500 shares of our common stock at $8.00 per share and warrants to purchase up to 656,250 additional shares of our common stock (subject to adjustment pursuant to the terms of the warrants) with an exercise price of $12.00 per share. Under the terms of the securities purchase agreement, we agreed to file the registration statement, of which this prospectus is a part, with the SEC to register all of such shares for resale within 30 days after the date of the completion of the sale. We also agreed to use commercially reasonable efforts to cause the registration statement to become effective within 100 days, unless it is reviewed by the SEC, in which case 130 days, following the date of the completion of the sale. If the registration statement is not declared effective by the applicable required date (subject to extension) then we agreed to pay each investor as liquidated damages an amount in cash equal to 1% of the purchase price (exclusive of any amounts attributable to warrants) paid by that investor in the private placement for each month (prorated for partial months) until the registration statement is declared effective. In addition, we agreed to use commercially reasonable best efforts to keep the registration statement effective until the earliest of (a) the date that all such shares covered by the registration statement have been resold, (b) the expiration of the holding period that would be applicable to stockholders who are not our affiliates pursuant to Rule 144(k) under the Securities Act of 1933 and (c) the second anniversary of the date of the completion of the sale.

Our share price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities.

As of December 31, 2005, there were 21,483,205 shares of our common stock outstanding. In addition, we may in the future issue additional shares of our common stock that might become freely salable, including shares that may be issued upon the exercise of warrants and options. Of the 21,483,205 shares of common stock outstanding, 2,187,500 shares are being registered for sale pursuant to this registration statement, 2,553,929 shares, including the 2,500,000 shares that were sold in our initial public offering, are freely transferable without restriction or further registration under the Securities Act of 1933. In addition, 2,327,260 shares are freely tradeable pursuant to Rule 144(k) under the Securities Act of 1933 and the remaining 14,414,516 shares are eligible for resale under Rule 144, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

A large portion of our shares are held by a small number of persons and investment funds. In addition, these persons and funds hold warrants to purchase up to 659,468 shares of our common stock, which, if exercised, will result in these additional shares becoming available for sale, including the shares issuable upon the exercise of the warrants described in this prospectus. Moreover, Kelso and Hillman Capital each have rights, subject to some conditions, to require us to file registration statements covering the unregistered shares that they currently hold or may acquire upon exercise of warrants or to include these shares in registration statements that we may file for ourselves or other stockholders. Sales by these stockholders or warrant holders of a substantial number of shares could significantly reduce the market price of our common stock.

The price of our common stock can be expected to decrease if we issue additional shares of our common stock that might be or become freely salable, including shares issued pursuant to our plans and other agreements or upon the exercise of warrants or options.

We can issue shares of preferred stock that may adversely affect your rights as a shareholder of our common stock.

Our certificate of incorporation authorizes us to issue up to 46,667 shares of preferred stock with designations, rights and preferences determined from time-to-time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of stockholders of our common stock. For example, an issuance of shares of preferred stock could:

•	adversely affect the voting power of the stockholders of our common stock;

•	make it more difficult for a third party to gain control of us;

•	discourage bids for our common stock at a premium;

•	limit or eliminate any payments that the stockholders of our common stock could expect to receive upon our liquidation; or

•	otherwise adversely affect the market price of our common stock.

We may issue additional shares of authorized preferred stock at any time in the future.

We are incurring increased costs as a result of being a public company.

We are facing increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, the Public Company Accounting Oversight Board and the Nasdaq National Market require changes in the corporate governance practices of public companies. These new rules and regulations are resulting in both a significant initial cost, as we initiate certain internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and in an ongoing increase in our legal, audit and financial compliance costs, which is diverting management attention from operations and strategic opportunities and to making legal, accounting and administrative activities more time-consuming and costly. We are incurring substantially higher costs to maintain directors and officers insurance. We are currently experiencing increased annual costs following our initial public offering in December 2004 and we expect to continue to incur additional costs in future years in implementing and verifying internal control procedures as required by section 404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations thereunder, and in connection with preparing our financial statements on a timely basis to meet the SEC’s requirements.

In addition, we are required under these new rules and regulations to retain independent directors to serve on our board of directors. Should vacancies on our board of directors occur that need to be filled by independent directors, we may encounter difficulty in attracting qualified persons to serve on our board and our audit committee, in particular. If we fail to attract and retain the required number of independent directors, we may be subject to SEC enforcement proceedings and delisting by the Nasdaq National Market.

Our certificate of incorporation, bylaws and Delaware law may discourage takeovers and business combinations that our stockholders might consider in their best interests.

Provisions in our certificate of incorporation and by-laws may delay, defer, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” You should not place undue reliance on these statements. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Some important factors, in addition to those set forth above under “Risk Factors,” include:

•	the outcomes of our ongoing and future research and development activities, and those of our licensees, related to our P-OLED technology;

•	the potential commercial applications of our P-OLED technology in particular and of OLED products in general;

•	our ability to form and continue strategic relationships with manufacturers of P-OLED materials and displays;

•	successful commercialization of products including our P-OLED technology by our licensees;

•	the willingness of these manufacturers and licensees to continue to develop, manufacture and sell commercial products integrating our technology;

•	future demand for products using our P-OLED technology;

•	the comparative advantages and disadvantages of our technology versus competing technologies currently on the market;

•	the nature and potential advantages of any competing technologies that may be developed in the future;

•	our ability to compete against third parties with resources greater than ours;

•	our ability to maintain and improve our competitive position following the expiration of our fundamental patents;

•	the adequacy of protections afforded to us by the patents that we own or license and the cost to us of enforcing those protections;

•	our ability to obtain, expand and maintain patent protection in the future and to protect our unpatentable intellectual property;

•	the payments that we expect to receive in the future under our existing contracts and the terms that we are able to enter into with new licensees of our technology;

•	exposure of our international operations and those of our licensees to significant risks;

•	our future capital requirements and our ability to obtain additional financing when needed; and

•	our future P-OLED technology licensing and other revenues and results of operations.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur and you should not place undue reliance upon them. All forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update beyond that required by law any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. The proceeds from the sale of the shares our common stock covered by this prospectus are solely for the accounts of the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

A portion of the shares covered by this prospectus are issuable upon the exercise of warrants to purchase our common stock. Upon any exercise for cash of the warrants, the selling stockholders will pay us the exercise price of the warrants. The cash exercise price of the warrants is $12.00 per share of our common stock. We expect to use the net proceeds from any cash exercise price of the warrants for general corporate purposes, including, but not limited to, capital expenditures, investments in subsidiaries, working capital, repurchases of shares of our outstanding common stock, potential acquisitions and other business opportunities. The warrants are also exercisable on a cashless basis pursuant to which the selling stockholder would be issued shares with a fair market value based on the theoretical profit that would be realized on the exercise of the warrants. We will not receive any cash payment from the selling stockholders upon any exercise of the warrants on a cashless basis.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock held by the selling stockholders identified below or that may be issued upon exercise of the warrants held by the selling stockholders. Pursuant to a securities purchase agreement that we entered into on December 20, 2005, we issued and sold, for an aggregate purchase price of approximately $17.5 million, in a private placement transaction:

•	an aggregate of 2,187,500 shares of our common stock; and

•	warrants to purchase up to an aggregate of 656,250 shares of our common stock at an exercise price of $12.00 per share, which warrants become exercisable 180 days following the date of issuance and expire five years from the date of their issuance.

The table below presents information regarding the selling stockholders and the shares that they may sell from time to time under this prospectus. The shares of our common stock covered by this prospectus include shares of our common stock sold in the private placement, as well as shares of our common stock issuable upon the exercise of related warrants. Such shares may also be sold by donees, pledgees and other transferees or successors in interest of the selling stockholders. Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities.

This table is prepared based in part on information supplied to us by the selling stockholders identified below as of December 20, 2005. The number of shares in the column “Number of Shares of Common Stock Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus and assumes the exercise by that selling stockholder of the warrant issued under the securities purchase agreement for all of the shares of our common stock issuable thereunder. In addition, the table assumes that the selling stockholders sell all of such shares. However, because the selling stockholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of such sales. Information concerning the selling stockholders may change from time to time, and any changed information will be presented in a supplement to this prospectus if and when necessary and required.

In computing the number of shares beneficially owned by a selling stockholder and the percentage ownership of that selling stockholder, shares of our common stock that could be issued upon the exercise of outstanding options and warrants held by that selling stockholder that are currently exercisable or exercisable within 60 days of December 20, 2005 are considered outstanding, except that warrants held by the selling stockholders that become exercisable greater than 60 days following December 20, 2005 have also been included. Unless otherwise indicated in the footnotes to this table, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Selling Stockholders	Shares Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered (2)	Shares Beneficially Owned After Offering (1)
	Number	Percent		Number	Percent
Special Situations Fund III, L.P. (3)(4)	328,250	1.52%	328,250	0	0%
Special Situations Cayman Fund, L.P. (3)(5)	82,069	*	82,069	0	0%
Special Situations Private Equity Fund, L.P. (3)(6)	205,140	*	205,140	0	0%
Special Situations Technology Fund II, L.P. (3)(7)	180,544	*	180,544	0	0%
Special Situations Technology Fund, L.P. (3)(8)	24,622	*	24,622	0	0%
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (9)	650,000	3.00%	650,000	0	0%
New Star Asset Management (10)	511,875	2.37%	511,875	0	0%
Bonanza Master Fund LTD. (11)	243,750	1.13%	243,750	0	0%
Capital Ventures International (12)	162,500	*	162,500	0	0%
SRB Greenway Capital, L.P. (13)(14)	20,362	*	20,362	0	0%
SRB Greenway Capital (QP), L.P. (13)(15)	142,138	*	142,138	0	0%
LB I Group Inc. (16)	162,500	*	162,500	0	0%
Henderson North American Multi-Strategy Equity Hedge Fund (17)	49,920	*	49,920	0	0%
AMP Capital (18)	62,790	*	62,790	0	0%
Witan Investment Trust PLC (19)	17,290	*	17,290	0	0%

Total	2,843,750	12.84%	2,843,750	0	0%

*	Less than 1%

(1)	Shares beneficially owned include shares of our common stock issued and sold pursuant to the securities purchase agreement, as well as shares of our common stock issuable upon the exercise of the related warrants. Percentages are based on 21,483,205 shares of our common stock outstanding on December 31, 2005. In calculating the percentage for each selling stockholder, the shares of our common stock issuable upon the exercise of the warrant held by that selling stockholder are treated as shares outstanding for that selling stockholder but are not treated as outstanding for any other person.

(2)	Number of shares beneficially owned include 656,250 shares of our common stock issuable upon the exercise of warrants issued and sold pursuant to the securities purchase agreement that are not currently exercisable within 60 days of December 20, 2005 but that will become exercisable 180 days after completion of the sale.

(3)	MGP Advisors Limited, or MGP, is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc., or AWM, is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C., or SSTA, is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C., or MG, is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG. Through their control of MGP, AWM, SSTA and MG, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(4)	Includes 75,750 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

(5)	Includes 18,939 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

(6)	Includes 47,340 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

(7)	Includes 41,664 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

(8)	Includes 5,682 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

(9)

Includes 150,000 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement. Pursuant to an investment management agreement, RG Capital Management, L.P., or RG Capital, serves as the investment manager of Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC, or RGC Management, is the general partner of RG Capital. Steve

Katznelson and Gerald Stahlecker serve as the managing members of RGC Management. Each of RG Capital, RGC Management and Messrs. Katnelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(10)	Includes 118,125 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant the securities purchase agreement.

(11)	Includes 56,250 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

(12)	Includes 37,500 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement. Capital Ventures International is under common control with one or more NASD members, none of whom are currently expected to participate in any sale under this prospectus of shares purchased by Capital Ventures International issued and sold pursuant to the securities purchase agreement.

(13)	BC Advisors, LLC, or BCA, is the general partner of SRB Management, L.P., or SRB Management. SRB Management is the general partner of SRB Greenway Capital, L.P., or SRBGC and SRB Greenway Capital (Q.P.), L.P., or SRBQP. Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of SRBGC and SRBQP.

(14)	Includes 4,699 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

(15)	Includes 32,801 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

(16)	Includes 37,500 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement. LB I Group, Inc. is a wholly owned subsidiary of Lehman Brothers, Inc., a NASD member and broker-dealer.

(17)	Includes 11,520 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

(18)	Includes 14,490 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

(19)	Includes 3,990 shares of our common stock issuable upon the exercise of a warrant issued and sold pursuant to the securities purchase agreement.

PLAN OF DISTRIBUTION

On December 20, 2005, we entered into a securities purchase agreement with certain institutional accredited investors to sell in a private placement transaction an aggregate of 2,187,500 shares of our common stock at $8.00 per share and warrants to purchase up to 656,250 additional shares of our common stock (subject to adjustment pursuant to the terms of the warrants) with an exercise price of $12.00 per share. We received total gross proceeds of $17,500,000. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling such shares or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of such shares on any stock exchange, automated interdealer quotation system, market or trading facility on which the shares are traded, in the over-the-counter market or in private transactions. These dispositions may be at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at varying prices determined at the time of sale or at prices otherwise negotiated. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares using one or more or a combination of the following methods, but in any case only after the effective date of the registration statement of which this prospectus is a part:

•	on the Nasdaq National Market (or any other exchange or automated quotation system on which the shares may be listed);

•	on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker or dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through the distribution of shares of our common stock by any selling stockholders to its partners, members or stockholders;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus or under a supplement to this prospectus under Rule 424(b) or under any applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with distributions of the shares of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which institutions may, in turn, engage in short sales of shares of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares of our common stock short and redeliver these shares to close out the selling stockholders’ short positions or loan or pledge shares of our common stock to broker-dealers that may in turn sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the shares of our common stock offered by them will be the purchase price of the shares less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. The warrants are also exercisable on a cashless basis. We will not receive any cash payment from the selling stockholders upon any exercise of the warrants on a cashless basis.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers, to participate in effecting sales of shares of our common stock. These brokers or dealers may act as a principal or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per security. If the broker-dealer is unable to sell such shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire such shares as principals may thereafter resell them from time to time in transactions in any stock exchange or automated interdealer quotation system on which such shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

To the extent required under the Securities Act of 1933, the aggregate number of shares of our common stock being offered by a selling stockholder and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offering will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of such shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder or purchasers of selling stockholders’ securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of our common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act of 1933. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

We will bear substantially all of the costs, expenses and fees in connection with the registration of the shares of our common stock, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the selling stockholder selling such shares of our common stock. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933 and state securities laws, relating to the registration of the shares offered by this prospectus.

In order to comply with the securities laws of some states or other jurisdictions, if applicable, the shares of our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions such shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares of our common stock in the market and to the activities of the selling stockholders. These rules may limit the timing of purchases and sales of such shares by the selling stockholders.

To the extent required under the Securities Act of 1933, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act of 1933.

We have agreed to use commercially reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the date that all shares of our common stock covered by the registration statement have been resold, (b) the expiration of the holding period that would be applicable to stockholders who are not our affiliates pursuant to Rule 144(k) under the Securities Act of 1933 and (c) the second anniversary of the date of the completion of the issue and sale of the shares of our common stock and warrants issued and sold pursuant to the securities purchase agreement.

LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, New York, New York.

EXPERTS

Our consolidated financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in our Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing in such Annual Report on Form 10-K, which, as to the year 2003, is based, in part on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm. The financial statements referred to above are incorporated by reference herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited financial statements as of December 31, 2003 and for the year ended December 31, 2003 of Litrex Corporation, not separately presented in this Prospectus, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon appears in the Annual Report on Form 10-K of Cambridge Display Technology, Inc. for the year ended December 31, 2004. Such financial statements, to the extent they have been included in the financial statements of Cambridge Display Technology, Inc., have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed by us may be inspected and copied at the SEC’s Public Reference Section located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also makes electronic filings publicly available on the Internet.

The SEC’s website address is www.sec.gov. The SEC’s website also contains reports, proxy and information statements and other information regarding us that has been filed with the SEC.

This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933 relating to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus (other than information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits):

•	our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by Amendment No. 1 thereto;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	our Current Reports on Form 8-K filed on January 5, 2005, March 4, 2005, March 9, 2005 (other than information furnished pursuant to Item 2.02 and the related exhibit), May 24, 2005, September 1, 2005, September 28, 2005, November 16, 2005, December 2, 2005 and December 27, 2005; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on December 15, 2004.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus or into such documents). Such request may be directed to us c/o Cambridge Display Technology Limited, Building 2020, Cambourne Business Park, Cambridge CB3 6DW, United Kingdom, telephone number 011 44 1954 713 600.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth our expenses in connection with the offerings described in this Registration Statement. Expenses other than the SEC registration fee are estimates.

SEC registration fee	$3,180
Accounting fees and expenses	31,800
Legal fees	30,000
Miscellaneous	2,000

Total	$66,980

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person (and purchase insurance with respect to such potential liability) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding provided that the corporation may not may not eliminate or limit the liability of directors for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit subject to the same limitations as described above and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Delaware Court of Chancery or such other court shall deem proper.

Our certificate of incorporation and our bylaws authorize the indemnification of officers and directors of the corporation consistent with Section 145 of the Delaware Corporation Law, as amended, and to the fullest extent permitted under Delaware law. We have entered into indemnification agreements with each of our directors and executive officers, pursuant to which we have agreed to indemnify such director or officer against certain liabilities arising under federal securities laws, liabilities arising out of the performance of their duties as a director or officer and certain other claims and liabilities. Under these agreements, we have also agreed to advance any expenses (including legal fees) incurred by such director or officer in connection with such claims and liabilities.

At present there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 16.	Exhibits

The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated into this Registration Statement by reference.

Exhibit Number	Description of Exhibits

4.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-117824))

4.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.3 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-117824))

4.3	Specimen certificate for common stock of the Registrant (incorporated by reference to Exhibit 4.1 to Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-117824))

4.4	Amended and Restated Registration Rights Agreement, dated December 22, 2004, among the Registrant, Kelso Investment Associates VI, L.P., KEP VI, LLC, Hillman Capital Corporation, Hillman CDT LLC, Hillman CDT 2000 LLC and certain employees minority stockholders of the Registrant and its subsidiaries (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-117824))

4.5	Form of Securities Purchase Agreement, dated December 20, 2005, between the Registrant and each purchaser (filed as Exhibit 10 to the Registrant’s Current Report on Form 8-K filed on December 27, 2005 (File No. 000-51079) and incorporated by reference herein)

4.6	Form of Warrant issued pursuant to the Securities Purchase Agreement (included as Exhibit E to the Securities Purchase Agreement included in Exhibit 4.5)

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP

23.1	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

23.2	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP

23.3	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on page II-5 of this Registration Statement)

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of a registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness and the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, directors, officers and controlling persons of the Registrant pursuant to the provision described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, United Kingdom, on January 20, 2006.

CAMBRIDGE DISPLAY TECHNOLOGY, INC.

By:	/s/ DAVID FYFE
David Fyfe
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Cambridge Display Technology, Inc. hereby severally constitute and appoint David Fyfe, Daniel Abrams and Stephen Chandler and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Cambridge Display Technology, Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the SEC, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DAVID FYFE David Fyfe	Chairman of the Board of Directors & Chief Executive Officer (principal executive officer)	January 20, 2006

/S/ DANIEL ABRAMS Daniel Abrams	Chief Financial Officer (principal financial and accounting officer)	January 20, 2006

/S/ FRANK K. BYNUM, JR. Frank K. Bynum, Jr.	Director	January 20, 2006

/S/ JOSEPH CARR Joseph Carr	Director	January 20, 2006

/S/ JAMES V. SANDRY James V. Sandry	Director	January 20, 2006

/S/ MALCOLM J. THOMPSON Malcolm J. Thompson	Director	January 20, 2006

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

4.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-117824))

4.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.3 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-117824))

4.3	Specimen certificate for common stock of the Registrant (incorporated by reference to Exhibit 4.1 to Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-117824))

4.4	Amended and Restated Registration Rights Agreement, dated December 22, 2004, among the Registrant, Kelso Investment Associates VI, L.P., KEP VI, LLC, Hillman Capital Corporation, Hillman CDT LLC, Hillman CDT 2000 LLC and certain employees minority stockholders of the Registrant and its subsidiaries (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-117824))

4.5	Form of Securities Purchase Agreement, dated December 20, 2005, between the Registrant and each purchaser (filed as Exhibit 10 to the Registrant’s Current Report on Form 8-K filed on December 27, 2005 (File No. 000-51079) and incorporated by reference herein).

4.6	Form of Warrant issued pursuant to the Securities Purchase Agreement (included as Exhibit E to the Securities Purchase Agreement included in Exhibit 4.5)

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP

23.1	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

23.2	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP

23.3	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on page II-5 of this Registration Statement)